Exhibit (a)(1)(E)

KEYNOTE SYSTEMS, INC.

Offer to Purchase for Cash 7,500,000 Shares of Its Common Stock

(Including the Associated Preferred Stock Purchase Rights)

At a Purchase Price of $9.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, MAY 9, 2003, UNLESS THE OFFER IS EXTENDED.

March 24, 2003

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Keynote Systems, Inc., a Delaware corporation, is offering to purchase for cash 7,500,000 shares of its common stock, $0.001 par value per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, upon the terms and subject to the conditions of the offer, as set forth in its Offer to Purchase, dated March 24, 2003, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the offer). Unless the context otherwise requires, all references to shares shall include the associated preferred stock purchase rights. Unless the associated preferred stock purchase rights are redeemed prior to the expiration date of the offer, a tender of shares will also constitute a tender of the associated preferred stock purchase rights.

Keynote will pay $9.50 per share, net to the seller in cash, without interest, for shares properly tendered and not properly withdrawn in the offer, on the terms and subject to the conditions of the offer, including the proration provisions. Because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares Keynote seeks to purchase in the offer are properly tendered. Shares not purchased in the offer will be returned promptly after the expiration of the offer. Keynote has reserved the right, in its sole discretion, to purchase more than 7,500,000 shares in the offer, subject to applicable law.

Upon the terms and subject to the conditions of the offer, if more than 7,500,000 shares, or such greater number of shares as Keynote may elect to purchase, subject to applicable law, have been properly tendered and are not properly withdrawn before the expiration date, Keynote will purchase such properly tendered shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares. If proration of tendered shares is required, Keynote will determine the proration factor promptly after the expiration date. The proration factor for each stockholder tendering shares will be based on the ratio that the number of shares properly tendered and not properly withdrawn by such stockholder bears to the total number of shares properly tendered and not properly withdrawn by all stockholders. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the Information Agent and may be able to obtain such information from their brokers.

THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF SHARES. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 6 OF THE OFFER TO PURCHASE.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, Keynote is enclosing the following documents:

1.  Offer to Purchase, dated March 24, 2003;

2.  Letter to clients that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the offer;

3.  Letter to Keynote Stockholders from the Chairman of the Board and Chief Executive Officer of Keynote;

4.  Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions, Substitute Form W-9, and Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9); and

5.  Notice of Guaranteed Delivery to be used to accept the offer if the share certificates and all other required documents cannot be delivered to the Depositary by the expiration date or if the procedure for book-entry transfer cannot be completed by the expiration date.

KEYNOTE URGES YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, MAY 9, 2003, UNLESS THE OFFER IS EXTENDED.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any other person for soliciting tenders of shares under the offer other than fees paid to the Information Agent, as described in the Offer to Purchase. Keynote will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Keynote will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

In order to tender shares in the offer, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees or an agent’s message (as defined in the Offer to Purchase) and any other documents required by the Letter of Transmittal, should be sent to the Depositary with either a certificate or certificates representing the tendered shares or confirmation of receipt of such shares under the procedure for book-entry transfer described in the Offer to the Purchase, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

If a stockholder desires to tender shares under the offer and such stockholder’s share certificates are not immediately available or cannot be delivered to the Depositary by the expiration date of the offer, or the procedure for book-entry transfer cannot be completed by the expiration date of the offer, or if the other required documents cannot be delivered to the Depositary by the expiration date of the offer, the shares may nevertheless be tendered according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase. See also Instruction 2 of the Letter of Transmittal. Delivery of documents to the book-entry transfer facility does not constitute delivery to the Depositary.

Any inquiries you may have with respect to the offer should be addressed to the Information Agent, MacKenzie Partners, Inc., at the address and telephone numbers set forth on the back cover page of the Offer to Purchase.

Additional copies of the enclosed material may be obtained from MacKenzie Partners, Inc., by calling them at (800) 322-2885.

Very truly yours,

Keynote Systems, Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF KEYNOTE, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.